

June 19, 2013

Via E-mail
Anderson Y. Lee
Vice President and Treasurer
American Express Receivables Financing Corporation V LLC
200 Vesey Street, Room 507A
New York, NY 10285

      **Re:**    **American Express Issuance Trust**
                **Form 10-K for the Fiscal Year Ended December 31, 2012**
                **Filed March 20, 2013**
                **File No. 333-121895-03**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibits to Form 10-K

1. We note that American Express Travel Related Services Company, Inc. ("AETRS") and its affiliated subservicers have filed separate compliance statements under Item 1123 of Regulation AB (Exhibits 35.1, 35.2, 35.4, and 35.5); however, AETRS together with its subsidiaries filed one report on its assessment of compliance with servicing criteria under Item 1122 (Exhibit 33.1). Please advise as to why the subservicers did not file separate assessments of compliance with servicing criteria even though they filed separate servicer compliance statements. See Instruction 2 to Item 1122 and the Instruction to Item 1123.

2. In Exhibit 35.4 and Exhibit 35.5, we note the reference to the Amended and Restated Supplemental Servicing Agreement, dated as of March 30, 2010, among AETRS, American Express Centurion Bank, American Express Bank, FSB, and American Express Receivables Financing Corporation V LLC. However, we do not see this

Anderson Y. Lee
American Express Receivables Financing Corporation V LLC
June 19, 2013
Page 2

agreement listed on the exhibit index and do not see that it was ever filed as an exhibit.  Please amend the Form 10-K to include this agreement as an exhibit and revise the exhibit index as appropriate.

Form 10-K
Cover Page

3.  Please note that the Commission File Number for the issuing entity is 333-121895-03, not 333-158295-01.  Please revise this in your amended filing, which responds to the above comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Arthur Sandel, Special Counsel in the Office of Structured Finance, at (202) 551-3262 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc:     Alan M. Knoll, Esq.
        Robert B. Moyle, Esq.
        Orrick, Herrington & Sutcliffe LLP